Exhibit 23.5

CONSENT

The undersigned hereby consents to being named as a director nominee of Energy Transfer Equity, L.P. (“ETE”) in ETE’s registration statement on Form S-1 relating to its initial public offering of equity securities, to commence service as a director of ETE upon the closing of such offering.

December 19, 2005

/s/ Ray C. Davis

Ray C. Davis